SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Gás de Alagoas (“Algás”).
Relationship with the issuer	Algás is a subsidiary of the State Government of Alagoas, Gaspetro (subsidiary of Petróleo Brasileiro S.A. - Petrobras) and Mitsui, as per information in the Financial Statements of Petrobras. Petrobras holds 47.03% of the voting capital and 36.15% of the total capital of Braskem.
Purpose	Agreement governing the supply of natural gas, by Algás to Braskem, through the local gas distribution pipeline.
Key terms and conditions

(i) Supply by Algás of piped natural gas to Braskem’s units in the state of Alagoas, with Daily Contracted Volume of 490,000 m3 (as specified in the relevant agreement);

(ii) Estimated agreement amount: One billion and five hundred million reais (R$1,500,000,000.00);

(iii) Contractual term from April 1, 2022 to December 31, 2024.

(iv) Chances of termination: (a) declaration or request of insolvency or bankruptcy of either Party, judicial or extrajudicial liquidation or intervention of any competent governmental authority, which has a direct relationship with the object of the Agreement and demonstrably makes its continuity unfeasible; (b) In cases of ratification of an extrajudicial recovery plan or granting of judicial recovery, failure to provide sufficient collateral to guarantee compliance with contractual obligations; (c) loss, through fault of either party, of any licenses, concessions or authorizations necessary for the performance of the Agreement; (d) breach of the compliance clause; (e) non-payment by either party, in whole or in part, by the due date, of the undisputed amount; (f) non-compliance by the parties with the obligations established in the Agreement; and (g) partial or total assignment to third parties of the rights and obligations of the Agreement;

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Date of agreement’s execution	March 31, 2022
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers did not participate in Braskem’s decision process or in negotiating the transaction.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Algás is the sole concessionaire for the public distribution of piped natural gas in the State of Alagoas.

The natural gas market is regulated by the Alagoas State Regulatory Agency and the National Petroleum, Natural Gas and Biofuels Agency (ANP). In this regard, this agreement strictly complied with all the regulations in force, including those regarding the tariffs and conditions adopted, which are predetermined in said regulations.

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NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”)
Relationship with the issuer	Sulgás is a subsidiary of Compass Gas & Energia and Gaspetro (subsidiary of Petróleo Brasileiro S.A. - Petrobras), according to the Financial Statements of Petrobras. Petrobras holds 47.03% of the voting capital and 36.15% of the total capital of Braskem.
Purpose	Amendment to the agreement governing the supply of natural gas, by Sulgás to Braskem, through the local gas distribution pipeline.
Key terms and conditions

(i) Supply by Sulgás of piped natural gas to Braskem’s unit in the state of Rio Grande do Sul, with Daily Contracted Volume of 200,000 m3/day (as specified in the related agreement);

(ii) Estimated value of contractual amendment: two hundred seventy million reais (R$270,000.000.00);

(iii) Extend the contractual term to the period from April 1, 2022 to June 30, 2023;

(iv) Inclusion of financial penalty on Braskem if natural gas consumption exceeds the Daily Contracted Volume.

No other conditions of the agreement were modified, including those pertaining to rescission (which occurs in cases of continued contractual breach, violation of compliance obligations or the bankruptcy, insolvency or court-supervised reorganization of any of the parties).

Date of agreement’s execution	March 31, 2022
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Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers did not participate in Braskem’s decision process or in negotiating the transaction.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Sulgás is the exclusive concessionaire for the public distribution of piped natural gas in the state of Rio Grande do Sul.

The natural gas market is regulated by the Rio Grande do Sul State Regulatory Agency and by the National Petroleum, Natural Gas and Biofuels Agency (ANP). In this regard, this amendment strictly complied with all the regulations in force, including those regarding the tariffs and conditions adopted, which are predetermined in said regulations.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.